[JACKSON NATIONAL LIFE DISTRIBUTORS LLC LETTERHEAD]



June 9, 2006

EDGAR AND FACSIMILE: (202) 772-9285

U.S. Securities and Exchange Commission Office of Insurance Products Division of Investment Management Attn: Ellen Sazzman, Esq.

         Re:      Registration Statement on Form N-4
                  Jackson National Separate Account-I ("Registrant") File No. 333-132128

Dear Commissioners:

I am writing on behalf of the principal underwriter of the securities the above referenced registration statement concerns, for which we request the effective date of June 9, 2006 and request acceleration in accordance with rule 461.

To our knowledge, no distribution of copies of the Pre-Effective Amendment or the prospectus contained therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by the Registrant and for regulatory filings.

Jackson National Life Distributors LLC represents that its request is consistent with the public interest and the protection of investors. We are aware of our obligations under the Securities Act of 1933.

Please call Susan Rhee ((517) 367-4336) if you have any questions.

Respectfully,

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

/s/ Andrew B. Hopping for Thomas J. Meyer

Thomas J. Meyer
Secretary